LION Aims for Break Even in Q4 Despite Continuous Difficult Business Conditions

LION bioscience (Nasdaq: LEON) today announced revenues of 7.5 m euro (vs. 12.3 m euro in the same period last year) for the first half of FY 03/04. At the same time, the company improved its net result to (14.0) m euro from (111.9) m euro in FY 02/03. The company now expects revenues of around 20 m euro for the current full FY; the former target was 27.5 m euro. The primary reason for this lowered revenue target is longer than expected sales cycles of the new LION products. These products are competing in a market plagued by persistently slow investments from the life science industry and by the problematic financing situation in the biotech sector. Furthermore, the weak dollar fostered lower sales.

In order to reach the company’ s ambitious goals—to break even in the last quarter of the current FY as well as in FY 04/05 on an EBITDA-basis (Earnings Before Interest Taxes Depreciation Amortisation)—the company has initiated additional restructuring measures. One step is the planned concentration of research and development to one site by the middle of next year. LION expects to reduce the number of total full-time employees from 271 (as of September 30, 2003) to about 190 by March 31, 2004. LION has taken necessary steps to make sure that the core products of the company, SRS/LION DiscoveryCenterTM and LION Target EngineTM, will continue to be developed as planned. Due to the recently announced collaboration with DeltaSoft, LION will launch a cheminformatics offering.

Restructuring measures to date had a positive impact on costs and liquidity in the first half of FY 2003/2004: total costs and expenditures were reduced to 20.1 m euro (vs. 40.1 m euro in the same period last year). Cash burn lessened in the reporting period to 18.9 m euro compared to 35.9 m euro in the first half of the previous FY. The company expects an increase in turnover in the second half of the current FY, largely due to the promising customer response to LION Target EngineTM, launched in June 2003, and due to already received orders for the second half. For the current FY, the company expects to reach a net loss of between (22) and (25) m euro. Despite this loss, liquidity at the end of the business is expected to be at least 35 m euro.

Contact: Günter Dielmann; Tel.: +49/6221/4038-249

guenter.dielmann@lionbioscience.com

Dated: November 5, 2003